FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   PENDING           |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
                              Company Act of 1940

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1.  Name and Address of Reporting Person

         Swiss Reinsurance Company
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       (Last)                      (First)                    (Middle)

                         50/60 Mythenquai
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                                  (Street)

         CH-8022  Zurich, Switzerland
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
         PartnerRe Ltd. (PRE)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
         05/2002
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [X ] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [X ] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)

    Common Stock, par value $1.00 per share
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2.  Transaction Date (Month/Day/Year)

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3.  Transaction Code (Instr. 8)

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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:

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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

       13,838,096
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      (D)
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.



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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
         a.       Class B Warrants
         b.       Class B Warrants
         c.       Options (Right to Buy)
         d.       Options (Right to Buy)
         e.       Options (Right to Buy)
         f.       Options (Right to Buy)
         g.       Options (Right to Buy)
         h.       Options (Right to Buy)
         i.       Options (Right to Buy)
         j.       Options (Right to Buy)
         k.       Options (Right to Buy)
         l.       Options (Right to Buy)
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2.  Conversion or Exercise Price of Derivative Security
         a.       $17/sh
         b.       $17/sh
         c.       $20/sh
         d.       $19.38/sh
         e.       $24/sh
         f.       $29.09/sh
         g.       $31.84/sh
         h.       $50.36/sh
         i.       $40.12/sh
         j.       $37.17/sh
         k.       $51.95/sh
         l.       $51.83/sh
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3.  Transaction Date (Month/Day/Year)
         l.       5/21/2002
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4.  Transaction Code (Instr. 8)
         l.       J(1)
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

         a.       11/4/97 - 11/4/07
         b.       11/10/97 - 11/10/04
         c.       10/27/93 - 10/27/03
         d.       5/04/94 - 5/04/04
         e.       5/08/95 - 5/08/05
         f.       5/02/96 - 5/02/06
         g.       6/06/97 - 6/06/07
         h.       5/12/98 - 5/12/08
         i.       5/14/99 - 5/14/09
         j.       5/19/00 - 5/19/10
         k.       5/22/01 - 5/22/11
         l.       5/21/02 - 5/21/12
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

         a.       612,873 shares of Common Stock
         b.       65,000 shares of Common Stock
         c.       20,000 shares of Common Stock
         d.       6,000 shares of Common Stock
         e.       6,000 shares of Common Stock
         f.       6,000 shares of Common Stock
         g.       6,000 shares of Common Stock
         h.       12,000 shares of Common Stock
         i.       16,000 shares of Common Stock
         j.       8,000 shares of Common Stock
         k.       8,000 shares of Common Stock
         l.       8,000 shares of Common Stock
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8.  Price of Derivative Securities (Instr. 5)


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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
         a.       612,873
         b.       65,000
         c.       20,000
         d.       6,000
         e.       6,000
         f.       6,000
         g.       6,000
         h.       12,000
         i.       16,000
         j.       8,000
         k.       8,000
         l.       8,000
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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)
         a.       (D)
         b.       (D)
         c.       (D)
         d.       (D)
         e.       (D)
         f.       (D)
         g.       (D)
         h.       (D)
         i.       (D)
         j.       (D)
         k.       (D)
         l.       (D)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

(1)      Options were transferred to Reporting Persons without consideration.





         /s/  Andre Pfanner
         /s/  Flavia Diethelm                      July 10, 2002
  ------------------------------------            --------------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).


  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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